Exhibit 99.1

Ability Postpones Fourth Quarter and Full-Year 2015

Financial Results Conference Call

Delays as part of initial audit require additional time; Management to reschedule call as soon as practicable

TEL AVIV, ISRAEL, March 2, 2016 – Ability, Inc. (ABIL) (ABILW), a leading provider of innovative tactical communications intelligence solutions, today announced that it has postponed the earnings release and conference call, originally scheduled for Thursday March 3, 2016, relating to its financial results for the three months and year ended December 31, 2015. Avi Levin, Ability’s Chief Financial Officer, commented, “The originally scheduled release date was significantly ahead of the deadline mandated by the Securities and Exchange Commission rules. As this would be the Company's first earnings release following its becoming a public company, we decided to delay the announcement until such time that the audit of our financial results is complete. Our independent auditors continue to work diligently with management to finalize the audit of our financial results.”

The Company will reschedule the earnings release and conference call for a later date. The Company will issue a subsequent press release announcing a rescheduled date for the earnings release and conference call.

About Ability, Inc.

Ability, Inc. (“Ability”) is the sole owner of Ability Computer & Software Industries Ltd., following the closing of the business combination between Cambridge Capital Acquisition Corporation, Ability Computer & Software Industries Ltd. and Ability.

Headquartered in Tel Aviv, Israel, Ability Computer & Software Industries Ltd. was founded in 1994 and is a leading provider of innovative tactical communications intelligence solutions used by government agencies, military forces, law enforcement and homeland security agencies worldwide, with an installed base in more than 50 countries. Ability offers a broad range of lawful interception, surveillance, decryption, cyber and geolocation solutions, with a strong focus on active and passive off-air interception and decryption of communications on GSM, CDMA, UMTS and LTE cellular systems as well as Iridium, Thuraya, and other satellite networks. State-of-the-art technology underpins Ability’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding Ability may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Relations Contacts:

Hayden/ MS-IR LLC

Miri Segal

Tel: +917-607-8654

E-mail: msegal@ms-ir.com

Or

Rob Fink

Tel: +646-415-8972

E-mail: rob@haydenir.com